

July 20, 2010

Mr. Jack Abuhoff
Chairman of the Board,
Chief Executive Officer and President
Innodata Isogen, Inc.
Three University Plaza
Hackensack, New Jersey 07601

> **Re:** **Innodata Isogen, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Filed May 3, 2010**
> **File No. 000-22196**

Dear Mr. Abuhoff:

We have reviewed your letter dated June 28, 2010 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 1, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Description of Business

Clients, page 5

1.   We note your response to prior comment 2. Given that you have not been issued an order granting confidential treatment pursuant to Rule 24b-2 for the names of your two clients who generated approximately 44% of your total revenues in fiscal 2009, please disclose the names of these two clients. Also, please provide us with a more complete legal analysis supporting your position that you are not substantially dependent upon your

Mr. Jack Abuhoff
Innodata Isogen, Inc.
July 20, 2010
Page 2

agreements with these clients and, therefore, not required to file the agreements as
exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Part III (Incorporated by reference from the Definitive Proxy Statement on Schedule 14A filed
on April 26, 2010)

Executive Compensation, page 11

2.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please advise us of the basis for your conclusion that the disclosure is
        not necessary and describe the process you undertook to reach that conclusion.

Components of the Executive Compensation Program

Performance-Based Cash Incentives, page 13

3.   We note your disclosure in this section that your compensation committee awarded Mr.
        Mishra a cash bonus based on the Company's 2009 financial performance "including the
        achieved level of revenues, bookings, gross margins and earnings before interest and
        taxes." Please clarify if in awarding Mr. Mishra a cash bonus, your compensation
        committee evaluated the Company's financial performance or Mr. Mishra's individual
        performance against any corporate or individual performance goals that have been
        established for fiscal 2009. Refer to Items 402(b)(2)(v) – (vii) of Regulation S-K. Please
        also tell us how your compensation committee determined the size of the cash award
        made to Mr. Mishra.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Item 1. Financial Statements

Note 7 – Income (Loss) per Share, page 10

4.   Your response to prior comment 9 reflects your belief that the provisions of ASC 260-10-
        45-60A do not apply to your non-vested restricted shares which are entitled to receive
        dividends. However, we note that ASC 260-10-45-61A states that unvested share-based
        awards that contain non-forfeitable rights to dividends are participating securities and
        shall be included in the computation of EPS pursuant to the two-class method under the
        requirements of paragraph 260-10-45-60A. Please provide a more detailed explanation
        as to why you believe that your non-vested restricted shares are not subject to the
        requirements of ASC 260-10-45-60A.

   You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3406.

        Sincerely,

        Patrick Gilmore
        Accounting Branch Chief